UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No.1)*

                          COLLINS & AIKMAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         67,600,000*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            67,600,000*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  67,600,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      40.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                         OO (Limited Liability Company)
--------------------------------------------------------------------------------


----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         807,967*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            807,967*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    807,967*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            OO (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         950,196*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            950,196*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    950,196*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            OO (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         564,534*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            564,534*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    564,534*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            OO (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         282,268*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            282,268*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    282,268*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            OO (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         64,995,035*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            64,995,035*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   64,995,035*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      38.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            OO (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 5, 2001, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities"), with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by adding the following paragraph:

     On December 20, 2001, Collins & Aikman Products Co., a Delaware corporation and a subsidiary of the Company ("C&A Products"), pursuant to a Purchase Agreement dated as of August 7, 2001, as amended and restated as of November 30, 2001 (the "Purchase Agreement"), with the Company and Textron, Inc., a Delaware corporation ("Textron"), acquired (the "Acquisition") the Textron exterior and interior automotive trim business currently managed as a unit of Textron Automotive Company Inc. The consideration for the Acquisition includes $735.3 million in cash and assumed debt, 18 million shares of Common Stock of the Company and $326.4 million in aggregate liquidation preference of preferred stock of C&A Products (the "C&A Products Preferred Stock"). In connection with the financing of a portion of the cash purchase price for the Acquisition, the Reporting Heartland Entities invested an aggregate of $78,000,000 in cash to purchase 15,600,000 shares of newly issued Common Stock of the Company at a purchase price of $5.00 per share.

Item 5.  Interest in Securities in Collins & Aikman Corporation

     Item 5 is hereby amended and restated as follows:

     (a)-(c) At the close of business on December 20, 2001, the Reporting Heartland Entities beneficially owned and had sole power to vote and sole power to dispose of an aggregate of 67,600,000 shares of Common Stock, representing approximately 40.3% of the outstanding Common Stock of the Company. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                                            Shares of
                 Shareholder                              Common Stock                            Percent
                 -----------                              ------------                            -------
Heartland Industrial Associates L.L.C.                      67,600,000                              40.3%*
Heartland Industrial Partners (FF), L.P.                       807,967                               0.5%
Heartland Industrial Partners (E1), L.P.                       950,196                               0.6%
Heartland Industrial Partners (K1), L.P.                       564,534                               0.3%
Heartland Industrial Partners (C1), L.P.                       282,268                               0.2%
Heartland Industrial Partners, L.P.                         64,995,035                              38.7%

     The foregoing percentages are based on 167,822,130 shares of Common Stock of the Company outstanding on December 20, 2001.

     By virtue of the Shareholders Agreement described in Item 6 of the Schedule 13D and by virtue of the Becker/Joan Stockholders Agreement described in Item 6 of this Amendment No. 1, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreements. As of December 20,

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

2001, the shareholders party to the Shareholders Agreement and the Becker/Joan Stockholders Agreement beneficially owned 128,196,998 shares of Common Stock of the Company, and warrants to purchase an additional 500,000 shares of Common Stock of the Company, representing approximately 76.7% of the outstanding Common Stock of the Company. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of Collins & Aikman Corporation.

     Item 6 is amended and supplemented by adding the following paragraphs:

     In connection with an Agreement and Plan of Merger, dated May 14, 2001 (the "Becker Merger Agreement"), by and among the Company, C&A Products, Becker Group L.L.C., the Becker Investors and the other parties named therein, and the Agreement and Plan of Merger, dated as of August 7, 2001 (the "Joan Merger Agreement") by and among the Company, C&A Products, JAII Acquisition Co., Elkin McCallum, Joan Fabrics Corporation and Joan Automotive Industries, Inc., a Stockholders Agreement, dated July 3, 2001, as amended as of September 21, 2001 (the "Becker/Joan Stockholders Agreement"), was entered into by the Company, the Heartland Reporting Entities, the Becker Stockholders party thereto and the Joan Stockholders party thereto. The following description of certain terms of the Becker/Joan Stockholders Agreement is qualified in its entirety by reference to the Becker/Joan Stockholders Agreement, a copy of which is attached hereto as
Exhibit 7. "Reporting Heartland Entities" as used in Item 6 refer to the Reporting Heartland Entities, other than HIA.

     Election of Directors. The Becker/Joan Stockholders Agreement provides that the parties will vote their shares of Common Stock of the Company to ensure that: (a) Charles A. Becker is a member of the Board of Directors and Vice Chairman of the Board of Directors so long as the Becker Stockholders continue to hold at least 25% of the shares held by them on the closing date of the Becker Merger Agreement; and (b) Elkin McCallum is a member of the Board of Directors and so long as the Joan Stockholders continue to hold at least 25% of the shares held by them on the closing date of the Joan Merger Agreement.

     Right of First Offer. The Becker/Joan Stockholders Agreement provides that the Becker/Joan Stockholders may not transfer any of their shares other than to a permitted transferee or pursuant to the "tag-along" and "drag-along" provisions unless such stockholders shall offer such shares to the Reporting Heartland Entities. If the Reporting Heartland Entities decline to purchase any or all of such shares, then the Company has the right to purchase such remaining shares.

     Tag-Along Rights and Drag-Along Rights. The Becker/Joan Stockholders Agreement grants to each stockholder, subject to certain exceptions, in connection with a proposed transfer of Common Stock of the Company by the Reporting Heartland Entities, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by such stockholder upon the same economic terms as are being offered to the Reporting Heartland Entities. The Becker/Joan Stockholders Agreement provides that so long as HIP is entitled to designate directors to the Company's Board of Directors, the Reporting Heartland Entities have the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as the Reporting Heartland Entities are selling and to otherwise vote in favor of the transactions effecting such substantial change of control.

     Pursuant to the Purchase Agreement, Textron is entitled, but not required, to designate one member to serve as a director (the "Textron Designee") and two representatives to serve as observers on the Board of Directors of the Company, in each case until the date upon which Textron and its affiliates cease to continuously own at least $25 million in "value" of the (1) Common Stock of the Company, having an assigned value of $5 per share, (2) shares of C&A Products Preferred Stock issued to Textron Holdco Inc. pursuant to the Purchase Agree-ment, having an assigned value of $1,000 per share, and (3) equity interest in Collins & Aikman Holdings (Italy) S.r.l. (formerly Textron Automotive Holdings (Italy) S.r.l.) retained by Textron and its affiliates pursuant to the Purchase Agreement, having an assigned value of $23.1 million. In connection with this right to elect a member of the Company's Board of Directors, HIP and its affiliates have agreed to vote, and act by written consent with respect to, all shares of capital stock of the Company held by HIP and its affiliates and take all other actions necessary to ensure that the Textron Designee (and any replacement Textron Designee) is elected to the Board of Directors of the Company within 30 days of designation by Textron. HIP has also agreed to use reasonable best efforts to cause its nominees on the Board of Directors of the Company to elect the Textron Designee (an any replacement Textron Designee) to the Company's Board.

     HIP has also agreed that, for so long as Textron and/or one or more of its affiliates continuously owns C&A Products Preferred Stock representing not less than 25% of the aggregate number of shares of C&A Products Preferred Stock originally issued to Textron and/or one of its affiliates pursuant to the Purchase Agreement, neither HIP nor any of its affiliates (excluding the Company and its subsidiaries and any successors thereto) will directly or indirectly dispose of any Common Stock of the Company, other than (1) in connection with a bona fide pledge to secure a financing in favor of HIP or one of its affiliates and (2) any such disposition if, after giving effect thereto, HIP and its affiliates beneficially own at least 65% of the number of shares of Common Stock of the Company beneficially owned by HIP and its affiliates (other than the Company and its subsidiaries) as of November 30, 2001 after giving effect to all of the transactions contemplated by the Purchase Agreement.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and supplemented by adding the following exhibit:

Exhibit 7 Stockholders Agreement dated as of July 3, 2001, as amended as of September 21, 2001, by and among the Company, HIP, HIPFF, HIPE1, HIPK1, HIPC1, the Becker Stockholders named therein, and the Joan Stockholders named therein.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2002


                            Heartland Industrial Associates L.L.C.

                            Heartland Industrial Partners (FF), L.P.,

                            Heartland Industrial Partners (E1), L.P.,

                            Heartland Industrial Partners (K1), L.P.,

                            Heartland Industrial Partners (C1), L.P.,

                            Heartland Industrial Partners, L.P.


                            By:      /s/ David A. Stockman
                                     -----------------------------------
                                     David A. Stockman



                                  Pge 11 of 12

                                  EXHIBIT INDEX

Exhibit 7 Stockholders Agreement dated as of July 3, 2001, as amended as of September 21, 2001, by and among the Company, HIP, HIPFF, HIPE1, HIPK1, HIPC1, the Becker Stockholders named therein, and the Joan Stockholders named therein.








                                 Page 12 of 12